UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that at the special general meeting of shareholders of the Company held on Monday, September 21, 2015, the following resolutions were approved by the shareholders, each by the respective requisite majority:

1.	An increase in the number of the Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and the amendment of the Articles of Association of the Company to reflect such increase; and

2.	The grant of options exercisable for Ordinary Shares of the Company to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd., for up to 30% of the outstanding debt owed by Mega Retail to them, and approval of the issuance of the underlying shares upon conversion, as described in item 2 in the proxy statement issued by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

September 21, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary